UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended March 31, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 206, 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2004

-----INDEX-----

Auditor Review

Interim Consolidated Balance Sheet

Interim Consolidated Statement of Operations and Deficit

Interim Consolidated Cash Flow Statements

Interim Consolidated Statement of Shareholders’ Equity/(Deficit)

Notes to Interim Consolidated Financial Statements

INDEPENDENT ACCOUNTANT'S REPORT

Globetech Ventures Corp.

(A Development Stage Company)

We have reviewed the accompanying balance sheet of Globetech Ventures Corp. (a development stage company) as of March 31, 2004 and the related statement of operations for the three and six month periods ended March 31, 2004 and the statement of cash flows for the three and six month periods ended March 31, 2004. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the Canada, and reconciled to generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in Canada and the United States of America, the balance sheet of Globetech Ventures Corp. (a development stage company) as of September 30, 2003, and the related statements of operations, cash flows, and stockholders' equity for the year then ended (not presented herein); and in our report dated February 4, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of September 30, 2003, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Note 1 of the Company's audited financial statements as of September 30, 2003, and for the year then ended discloses that the Company has suffered recurring losses from operations and has no established source of revenue at September 30, 2003. Our auditors' report on those financial statements includes an explanatory paragraph referring to the matters in Note 1 of those financial statements and indicating that these matters raised substantial doubt about the Company's ability to continue as a going concern. As indicated in Note 2 of the Company's unaudited interim financial statements as at March 31. 2004, and for the six months then ended, the Company has continued to suffer recurring losses from operations and still has no established source of revenue at March 31, 2004. The accompanying interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully Submitted,

\s\ MacKay LLP, Chartered Accountants

Vancouver, British Columbia, Canada

May 28, 2004

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2004 WITH AUDITED FIGURES AS AT SEPTEMBER 30, 2003

(Prepared by Management)

31-Mar-04 (Unaudited)	30-Sep-03 (Unaudited)

ASSETS

CAPITAL ASSETS
Cash	$ 9,925	$ 8,720
Accounts receivable	1,500	1,500
Goods and services tax recoverable	2,456	4,679
Prepaid expenses	3,375	-

	17,256	14,899

DEFERRED MINERAL PROPERTY EXPENDITURES (Notes 2(d) and 3)	4,281,285	-

EQUIPMENT (Note 2(j) and 4)	3,529	4,122

Total Assets	$ 4,302,070	$ 19,021

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 310,701	$ 191,475
Due to related parties (Note 5)	456,487	180,733
Loans to related parties (Notes 6 and 8)	614,541	585,277

Total Liabilities	1,381,729	957,485

SHAREHOLDERS’ EQUITY/(DEFICIT)
Share capital (Note 7)	31,923,683	27,873,683
Contributed surplus (Note 2 (n))	1,726,250	-
Deficit	(30,729,592)	(28,812,147)

2,920,341	(938,464)

Total Liabilities and shareholders’ Equity/(Deficit)	$ 4,302,070	$ 19,021

Contingencies (Note 10)
Subsequent events (Note 11)

Approved by the Directors:

“Dilbagh Gujral”

_________________________, Director

“Roland Vetter”

_________________________, Director

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2004 AND 2003

(Prepared by Management)

3 months ended 31-Mar-04 (Unaudited)	3 months ended 31-Mar-03 (Unaudited)	6 months ended 31-Mar-04 (Unaudited)	6 months ended 31-Mar-03 (Unaudited)

ADMINISTRATION EXPENSES
Accounting and legal	$ 46,392	$ 9,625	$ 47,392	$ 9,655
Advertising and promotion	3,770	882	4,027	882
Amortization	297	419	593	838
Automobile	413	5,446	413	7,754
Bad debt expense	-	2,054	-	2,054
Bank charges	449	55	478	376
Consulting fees	53,325	(54)	53,941	2,000
Dues, licenses, and subscriptions	4,779	3,750	4,779	3,750
Interest	14,706	12,654	29,338	25,360
Management fees	-	7,500	7,500	15,000
Office and miscellaneous	1,010	(3,834)	1,368	1,379
Regulatory and transfer agent fees	5,217	2,880	6,106	3,166
Salaries and benefits	-	8,089	-	8,089
Shareholder communications	9,955	349	20,598	349
Stock based compensation (Note 2(n))	1,726,250	-	1,726,250	-
Telephone and fax	2,870	-	4,073	243
Trade shows, advertising, and conferences	-	(882)	-	-
Travel	9,315	-	10,317	599

TOTAL ADMINISTRATIVE EXPENSES	1,878,748	48,933	1,917,173	81,494

OTHER INCOME/(EXPENSES)
Foreign exchange loss	(297)	-	(297)	(57)
Interest income	7	12	25	20
Recovery of subsidiaries	-	-	-	131,322

(290)	12	(272)	131,285

NET INCOME/(LOSS) FOR THE PERIOD	(1,879,038)	(48,921)	(1,917,445)	49,791

DEFICIT, BEGINNING OF PERIOD	(28,850,554)	(28,666,264)	(28,812,147)	(28,764,976)

DEFICIT, END OF PERIOD	$ (30,729,592)	$ (28,715,185)	$ (30,729,592)	$ (28,715,185)

NET INCOME/(LOSS) PER SHARE (Note 2(k))	$ (0.20)	$ (0.01)	$ (0.20)	$ 0.01

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2004 AND 2003

(Prepared by Management)

3 months ended 31-Mar-04 (Unaudited)	3 months ended 31-Mar-03 (Unaudited)	6 months ended 31-Mar-04 (Unaudited)	6 months ended 31-Mar-03 (Unaudited)

OPERATING ACTIVITIES
Net income/(loss) for the period	$ (1,879,038)	$ (48,921)	$ (1,917,445)	$ 49,791
Add items not affecting cash
Amortization	297	419	593	838
Stock based compensation	1,726,250	-	1,726,250	-

	(152,491)	(48,502)	(190,602)	50,629

Changes in non-cash working capital items:
Goods and services tax recoverable	1,203	1,342	2,223	1,133
Prepaid expenses	(3,375)	-	(3,375)	-
Accounts payable and accrued liabilities	120,817	(1,660)	119,226	501
Accounts receivable	-	-	-	18,910

Cash provided/(used) by operating activities	(33,846)	(48,820)	(72,528)	71,173

FINANCING ACTIVITIES
Due from related parties	-	8,550	-	(17,286)
Due to related party	212,418	32,875	275,754	(35,388)
Loans from related parties	14,632	7,448	29,264	20,074
Deposit	-	-	-	(36,522)

Cash provided/(used) by financing activities	227,050	48,873	305,018	(69,122)

INVESTING ACTIVITIES
Deferred resource property expenditures	(189,414)	-	(231,285)	-

Cash provided/(used) in investing activities	(189,414)	-	(231,285)	-

NET CASH INCREASE/(DECREASE)	3,790	53	1,205	2,051

CASH, BEGINNING OF PERIOD	6,135	3,869	8,720	1,871

CASH, END OF PERIOD	$ 9,925	$ 3,922	$ 9,925	$ 3,922

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)

AS AT MARCH 31, 2004

(Prepared by Management)

Number of Shares	Common Shares Issued and Fully Paid	Contributed Surplus	Deficit Accumulated During the Development Stage	Total

Balance, September 30, 2001	9,489,939	$ 27,873,683	$ -	$ (28,445,263)	$ (571,580)

Net loss for the year ended
September 30, 2002	-	-	-	(319,713)	(319,713)

Balance, September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Net loss for the year ended
September 30, 2003	-	-	-	(47,171)	(47,171)

Balance, September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Acquisition of Braz Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000

2,925,000 stock options granted	-	-	1,726,250	-	1,726,250

Net loss for the six months ended
March 31, 2004	-	-	-	(1,917,445)	(1,917,445)

Balance, March 31, 2004	11,489,939	$ 31,923,683	$1,726,250	$(30,729,592)	$ 2,920,341

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2004

(Prepared by Management)

1.

NATURE OF BUSINESS

Globetech Ventures Corp. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.

2.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  This basis of presentation is presented to assist the reader in understanding the Company’s financial statements.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  The financial statements and notes are representative of the Company’s management who is responsible for their integrity and objectivity.  These interim consolidated financial statements should be read in conjunction with the audited consolidated annual financial statements for the year ended September 30, 2003.  The Company applies the same accounting policies and methods in these interim consolidated financial statements as those in the audited consolidated annual financial statements.

(a)

Development stage company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7.  As of October 1, 2003 the Company is devoting substantially all of its present efforts to developing the property in Brazil (see Note 3). All losses accumulated prior to this date have been closed to deficit, and losses from October 1, 2003 will be considered part of the Company’s current development stage activities.

(b)

Principals of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. (“Sacolco”), Glowing Green Minerals Ltd. (“Glowing”), Braz Gold Ltda. (“Braz”) and its 60% owned subsidiary Qasim Mining Enterprises Ltd. (“QMEL”).  These interim consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd.  All significant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing, and QMEL.  Consequently, all net assets and related costs were written-off to operations.

(c)

Translation of foreign currencies

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the exchange rate at the balance sheet date.  Revenue and expenses are translated at the exchange rate prevailing at the transaction date.  Exchange gains and losses arising on translation are included in the interim consolidated statements of operations.

All of the Company’s foreign subsidiaries are integrated with the Company and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

(d)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.  Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property.  Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations, and exploration and development costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding, and the ability of the Company to bring its projects into production.

(e)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, or abandoned.  These costs will be amortized over the proven reserves available on the related property following commencement of production.

(f)

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

(g)

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

 (h)

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established.  This includes future removal and site restoration costs as required due to environmental law or contracts.

(i)

Financial instruments

The fair value of cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

 (j)

Equipment

Equipment is carried at cost less accumulated amortization.  Amortization is calculated using the declining balance method at the following annual rates:

Office equipment

20%

Computer equipment

30%

In the year of acquisition, amortization is recorded at one half the normal rate, and no amortization is recorded in the year of disposition.

(k)

Income/(loss) per share

Income/(loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period.  The weighted average number of shares outstanding during the period was 9,489,939 (30Sep03 – 9,489,939).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.  The assumed conversion of outstanding common share options has an anti-dilutive effect in the period presented.

(l)

Uses of estimates

The preparation of interim consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and related notes to the interim consolidated financial statements.  Actual results may differ from those estimates.

(m)

Income tax

Income taxes are accounted for using the future income tax method.  Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

(n)

Stock based compensation

Effective October 1, 2003, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model assuming no dividends are to be paid, vesting on the date of grant, a volatility rate of 100% and an average annual risk free interest rate of 2.92%.

3.

DEFERRED RESOURCE PROPERTY EXPENDITURES

On March 8, 2004, the Company entered into a Purchase Agreement (“Agreement”) whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released.

Upon completion of a bankable feasibility study, the Company will pay a net smelter return royalty (“NSR”) of 1% to a maximum of US$8,000,000. The vendors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.

In addition to the purchase price, the Company is to pay the following amounts to the former property owners:

US$  30,000 by March 15, 2004;

US$110,000 by June 15, 2004;

US$100,000 by September 30, 2004;

US$200,000 by December 31, 2004;

US$390,000 by March 15, 2005;

US$390,000 by June 15, 2005;

US$390,000 by September 30, 2005; and

US$390,000 by December 31, 2005

In the event the Company fails to make the property payments, the vendors will have the right to repurchase the property at a price mutually agreeable by the parties.

Under the terms of the Agreement, the Company is to make a further cash payment within 90 days upon completion of a bankable feasibility study.  The cash payment will be based upon US$1 for every ounce of gold, or carats of diamonds that may be commercially mined, up to a maximum payment of US$2 million provided that the bankable feasibility concludes that there is approximately 1 million ounces of gold or 1 million carats of commercial grade diamonds, or a combination of both.

4.

EQUIPMENT

	Cost	Accum. Amort	31Mar04 Net Book Value	30Sep03 Net Book Value

Office equipment	$ 5,222	$ 4,769	$ 453	$ 505
Computer equipment	26,314	23,238	3,076	3,617

$ 31,536	$ 28,007	$ 3,529	$ 4,122

5.

DUE TO RELATED PARTIES

Amounts due to the President of the Company and a relative of the President of the Company are unsecured, accrue no interest, and have no fixed terms of repayment.

6.

LOANS FROM RELATED PARTIES

31Mar04	30Sep03

Company with common directors
Loan payable with interest at prime plus 3% per annum	$ 225,727	$ 214,977

President
Loan payable with interest at 10% per annum	336,493	320,470

Relative of the President
Loan payable with interest at 10% per annum	52,321	49,830

$ 614,541	$ 585,277

7.

SHARE CAPITAL

(a)

Common Shares

The authorized share capital of the Company consists of 20,000,000 common shares without par value.

The Company has issued 11,489,939 (9,489,939 – 30Sep03) common shares of which 25,000 shares are held in escrow as at March 31, 2004.

(b)

Stock Options

The Company currently has no formal long-term incentive plan other than incentive stock options granted from time to time by the Board of Directors.

The following is a summary of the status of the Company’s stock options granted:

31Mar04	30Sep03

Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding,
Beginning of period	-	-	195,000	US$ 2.00
Issued during the period	2,925,000	$1.75	-	-
Forfeited/cancelled	-	-	(195,000)	US$ 2.00

Options outstanding,
end of period	2,925,000	$1.75	-	-

As at December 31, 2003, the Company had 2,925,000 stock options outstanding of which 2,525,000 were granted on December 23, 2003 with an exercise price of $1.75 that expire on December 23, 2008, and 400,000 were granted on March 12, 2004 with an exercise price of $1.75 that expire on March 12, 2008.

(c)

Warrants

As at March 31, 2004, the Company had no outstanding common share purchase warrants.

8.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2004, the Company entered into the following transactions with related parties:

(a)

paid or accrued management fees of $7,500 ($15,000 – 31Mar03) to a company controlled by a director;

(b)

paid or accrued consulting fees of $16,200 to a director ($Nil – 31Mar03); and

(c)

accrued interest of $14,632 ($25,254 – 31Mar03) on loans payable to a director, a relative to a director, and a company with a common director.

These transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

9.

SEGMENTED INFORMATION

The Company’s only reportable segment during the periods ended March 31, 2004 and 2003 has been the pursuing and evaluating of potential ventures.  All operations take place in Canada.

10.

CONTINGENCIES

Potential legal claims may exist between the Company and certain previous holders of the Company’s convertible debentures related to certain obligations under the conversion terms of the convertible debentures.  In management’s opinion, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

Pursuant to the Purchase Agreement entered into on March 8, 2004, the Company will pay the following amounts to the former property owners (see Note 3):

US$110,000 by June 15, 2004;

US$100,000 by September 30, 2004;

US$200,000 by December 31, 2004;

US$390,000 by March 15, 2005;

US$390,000 by June 15, 2005;

US$390,000 by September 30, 2005; and

US$390,000 by December 31, 2005

11.

SUBSEQUENT EVENTS

On April 1, 2004, the Company closed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share up at any time until March 31, 2005, at US$0.90 per share at any time until March 31, 2006, and at US$1.00 per share at any time until March 31, 2007.

On April 14, 2004, the Company, through its Brazilian subsidiary Braz Gold Ltda., has acquired additional mineral claims prospective for gold and other minerals.  The additional mineral claims cover approximately 67,000 acres (27,000 hectares) and are in close proximity to the Amapari gold deposit that was acquired by Wheaton River. This brings the Company’s current land holdings in the prolific Vila Nova greenstone belt, to approximately 197,000 acres (80,000 hectares).

On April 16, 2004, the Company closed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share up at any time until March 31, 2005, at US$0.90 per share at any time until March 31, 2006, and at US$1.00 per share at any time until March 31, 2007.

GLOBETECH VENTURES CORP.

QUARTERLY REPORT

SECOND QUARTER ENDED MARCH 31, 2004

SUPPLEMENTAL INFORMATION

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS:  See Schedule A, Interim Consolidated Statement of Operations and Deficit

2.

RELATED PARTY TRANSACTIONS:  See Schedule A, Notes to Interim Consolidated Financial Statements, Notes 5, 6, and 8.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

Options granted during the period were allocated as follows:

	Number of options	Exercise Price	Date Granted	Expiry Date
Dilbagh Gujral	1,000,000	$1.75	23Dec03	23Dec08
Steven Khan	600,000	$1.75	23Dec03	23Dec08
Isaac Moss	600,000	$1.75	23Dec03	23Dec08
Casey Forward	200,000	$1.75	23Dec03	23Dec08
James H. Diffendorfer	75,000	$1.75	23Dec03	23Dec08
Alan C. Brant	50,000	$1.75	23Dec03	23Dec08
J Roland Vetter	400,000	$1.75	12Mar04	12Mar08

2,925,000

4.

SUMMARY OF SECURITIES AS AT THE END OF THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

a.

Common Shares

The authorized share capital of the Company consists of 20,000,000 common shares without par value.

The Company has issued 11,489,939 common shares of which 25,000 shares are held in escrow as at March 31, 2004.

b.

Stock Options

The Company currently has no formal long-term incentive plan other than incentive stock options granted from time to time by the Board of Directors.

The following is a summary of the status of the Company’s stock options granted at March 31, 2004:

	Number of options	Exercise Price	Date Granted	Expiry Date
Dilbagh Gujral	1,000,000	$1.75	23Dec03	23Dec08
Steven Khan	600,000	$1.75	23Dec03	23Dec08
Isaac Moss	600,000	$1.75	23Dec03	23Dec08
Casey Forward	200,000	$1.75	23Dec03	23Dec08
James H. Diffendorfer	75,000	$1.75	23Dec03	23Dec08
Alan C. Brant	50,000	$1.75	23Dec03	23Dec08
J Roland Vetter	400,000	$1.75	12Mar04	12Mar08

2,925,000

c.

Warrants

As at March 31, 2004, the Company had no outstanding common share purchase warrants.

5.

DIRECTORS AT DATE OF FILING THIS REPORT:

Dilbagh Gujral

J. Roland Vetter, CA

Steven N. Khan

Casey Forward, CGA

OFFICERS AT DATE OF FILING THIS REPORT:

Dilbagh Gujral

President and Chief Executive Officer

Roland Vetter, CA

Chief Financial Officer

Isaac Moss

Secretary

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 206, 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8.

Business of the Company

Globetech’s principal business activities includes the acquiring and developing of mineral properties and the processing of related mineral resources.

On March 8, 2004, the Company entered into a Purchase Agreement (“Agreement”) whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released.

Upon completion of a bankable feasibility study, the Company will pay a net smelter return royalty (“NSR”) of 1% to a maximum of US$8,000,000. The vendors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.

In addition to the purchase price, the Company will pay the following amounts to the former property owners:

US$  30,000 by March 15, 2004;

US$110,000 by June 15, 2004;

US$100,000 by September 30, 2004;

US$200,000 by December 31, 2004;

US$390,000 by March 15, 2005;

US$390,000 by June 15, 2005;

US$390,000 by September 30, 2005; and

US$390,000 by December 31, 2005

In the event the Company fails to make the property payments, the vendors will have the right to repurchase the property at a price mutually agreeable by the parties.

Under the terms of the Agreement, the Company is to make a further cash payment within 90 days upon completion of a bankable feasibility study.  The cash payment will be based upon US$1 for every ounce of gold, or carats of diamonds that may be commercially mined, up to a maximum payment of US$2 million provided that the bankable feasibility concludes that there is approximately 1 million ounces of gold or 1 million carats of commercial grade diamonds, or a combination of both.

On April 14, 2004, the Company was pleased to report that their Brazilian subsidiary, Braz Gold Ltda. has acquired additional mineral claims prospective for gold and other minerals. The additional mineral claims cover approximately 67,000 acres (27,000 hectares) and are in close proximity to the Amapari gold deposit, which was acquired by Wheaton River.

The subject claims are located on the prolific Vila Nova greenstone belt, in the south-central part of Amapa State some 100 km northwest of the state capital of Macapa. The area is easily accessed by road and rail and has access to electricity as well as water from the substantial surrounding river systems. The Vila Nova greenstone belt forms part of a stable Precambrian Guinan Shield rock formation, which in the adjacent countries of Venezuela, French Guiana and Guyana, hosts world class gold deposits. The Omai gold deposit in Guyana, has a reserve of approximately 4.2 million ounces of gold. The Guinan shield has historically produced large amounts of gold, some 4.8 million ounces having been mined in the 19th century alone. In the Vila Nova greenstone belt, in similar rocks to those found in Globetech's claim area, the Amapari gold deposit lies north of the Corporation's claim area. The Amapari gold deposit, has a resource in excess of 2 million ounces of gold, was recently acquired by Wheaton River Minerals, for $105 million. Located to the south of Globetech's claim area lies the large open-pit and underground vein-gold working of Mineracao do Vila Nova with a multiple parallel quartz-vein deposit showing visible gold. In December 2003, the Corporation commissioned a review of the mineral resource by an independent geologist which report was recently completed. In addition to gold potential on Globetech's claim, the independent geological review found favourable indicators for other minerals in the claim area such as diamonds and base metals.

Results of Operations

For the second quarter ended March 31, 2004, the net loss was $1,917,445 compared to net income of $49,791 for the second quarter ended March 31, 2003.  During the second quarter ended March 31, 2004, $1,726,250 was charged for stock based compensation as a result of 2,925,000 stock options granted during the period with an exercise price of $1.75. During the second quarter ended March 31, 2003, $131,322 was recovered from a subsidiary that was previously written off.

Administrative expenses for the second quarter ended March 31, 2004 were $1,917,173 compared to $81,494 for the second quarter ended March 31, 2003.  The increase in total administrative expenses reflects the stock based compensation expensed in the second quarter ended March 31, 2004 of $1,726,250.  Without this non-cash expenditure, administrative expenses for the second quarter ended March 31, 2004 were $190,923.  This increase in administrative costs reflects the change in management from the comparative quarter and an increase in activity while the Company has been pursuing and evaluating potential business ventures.

After the stock based compensation expense, the Company’s highest expenditure item for the six months ended March 31, 2004 were consulting fees of $53,941 of which $16,200 was paid to a director of the Company.  For the comparative period, the highest expenditure item was loan interest that was paid to related parties.  Loan interest for the second quarter ended March 31, 2003 was $25,360.

At March 31, 2004, the Company had no employees.

Liquidity and Capital Resources

At March 31, 2004, the Company had $9,925 in cash with a working capital deficiency of $293,445.

On April 1, 2004, the Company closed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share up at any time until March 31, 2005, at US$0.90 per share at any time until March 31, 2006, and at US$1.00 per share at any time until March 31, 2007.

On April 16, 2004, the Company closed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share up at any time until March 31, 2005, at US$0.90 per share at any time until March 31, 2006, and at US$1.00 per share at any time until March 31, 2007.

Depending on the development of the business, we will need to raise additional cash for working capital or other expenses. In the interim; however, we may encounter lower than anticipated revenues, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favourable terms, or at all.

Sales and Marketing

There are no sales and marketing plans currently undertaken.

Research and Development

There are no research and development plans currently undertaken.

Legal Proceedings

As of the date hereof, the Company is not involved in any legal proceedings

Related Party Transactions

As detailed in Notes 5, 6, and 8 of the notes to the interim consolidated financial statements.

All fees paid were in the normal course of operations and at rates that would have been paid to third parties had the services been contracted externally.

GLOBETECH VENTURES CORP.

 QUARTERLY REPORT

SECOND QUARTER ENDED MARCH 31, 2004

CORPORATE INFORMATION

CORPORATE  INFORMATION

Globetech Ventures Corp.

Suite 206, 1489 Marine Drive

West Vancouver, British Columbia

V7T 1B8

Phone: 888-872-3388

Fax:  604-926-5870

Website :  www.globetechventures.com

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company

10th Floor, 625 Howe Street

Vancouver, British Columbia

V6C 3B8

LEGAL COUNSEL

Steven Sobolewski

Terminal City Club Tower

501 – 837 West Hastings Street

Vancouver, British Columbia

V6C 3N6

BANKERS

HSBC Bank Canada

VanCity Savings & Credit Union

Royal Bank of Canada

1578 Marine Drive

898 West Pender Street

1025 West Georgia Street

West Vancouver, BC

Vancouver, British Columbia

Vancouver, British Columbia

V7V 1H8

V6C 1J8

V6C 3B9

STOCK EXCHANGE

NASD - OTC Bulletin Board

Frankfurt

Berlin

STOCK SYMBOL

GTVCF, GTVCF.F and GTVCF.BE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

May 28, 2004